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SEC FILE NUMBER
001-33412

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Superior Offshore International, Inc.

Full Name of Registrant

Former Name if Applicable

717 Texas Avenue, Suite 3150

Address of Principal Executive Office (Street and Number)
Houston, Texas 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Superior Offshore International, Inc. (the “Company,”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “Form 10-Q”) within the prescribed time period due to unforeseen delays in determining whether the Company would be required to reclassify its long-term indebtedness to current indebtedness in light of recent developments with respect to the Company’s financing arrangements. The Company is currently negotiating a term loan facility with an alternate lender to refinance its existing senior secured term loan facility. However, due to the terms of the waiver with respect to certain covenant defaults that the Company obtained on November 14, 2007 from the lender under its existing senior secured term loan facility, in the absence of a written commitment with respect to a replacement term loan facility the Company’s external auditors believe that a reclassification of its long-term debt may be required. The Company and its external auditors are reviewing this matter and expect to complete the analysis in the near future. The Company expects that the third quarter results of operations that will be reflected in the Form 10-Q when filed will not differ materially from the third quarter results of operations publicly announced by the Company on November 14, 2007. The Company represents that the Form 10-Q will be filed no later than the fifth calendar day following its prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

2

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Roger D. Burks, Executive Vice President, Chief Financial and Administrative Officer	(713)	910-1875
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company’s preliminary results of operations for the three months ended September 30, 2007 are summarized below. Preliminary consolidated financial statements as of and for the three months ended September 30, 2007 are attached hereto as Annex A.
     The Company’s revenues for the three months ended September 30, 2007 were $75.5 million compared with $64.4 million for the three months ended September 30, 2006, an increase of $11.1 million. The increase in the Company’s revenues from the three months ended September 30, 2006 to the three months ended September 30, 2007 was mainly due to the Company’s Trinidad project, which commenced early in the third quarter of 2007. In addition, the Company’s revenues in the third quarter of 2007 were favorably affected by continued provision of diving personnel and technical expertise on vessels and platforms owned and operated by third parties. Revenues were negatively affected by the drydocking of the Superior Endeavour for scheduled upgrades beginning in early February 2007 and the drydocking of the Gulmar Falcon for scheduled upgrades beginning in July 2007, which collectively resulted in a loss of approximately 154 vessel revenue days in the third quarter of 2007. The Company placed the Superior Endeavour and the Gulmar Falcon back in service in September 2007 and October 2007, respectively. The Superior Endeavour, despite reentering service in the third quarter of 2007, did not generate revenues until early October, while the Gulmar Falcon did not generate revenues until early November. Revenues relating to the Company’s fabrication facility for the three months ended September 30, 2007 were $2.5 million compared with $2.8 million for the three months ended September 30, 2006, a decrease of $0.3 million, due to a decrease in the number of Gulf of Mexico projects requiring fabrication.
     The Company’s costs of revenues for the three months ended September 30, 2007 were $55.6 million compared with $36.7 million for the three months ended September 30, 2006, an increase of $18.9 million. This increase was substantially due to increased third party equipment and vessel rentals and related mobilization of $36.0 million in the third quarter of 2007 compared with $19.4 million for the third quarter of 2006. In addition, labor costs and related employee benefits costs were $14.8 million for the three months ended September 2007 compared with $8.4 million for the three months ended September 30, 2006, due to the addition of the Company’s foreign subsidiaries. Increased downtime for certain of the Company’s vessels due to equipment upgrades or low utilization also contributed to higher costs, as these vessels were unable to generate sufficient revenues to offset labor and other operating costs associated with the vessels.
     The Company’s operating expenses for the three months ended September 30, 2007 were $14.5 million compared with $5.8 million for the three months ended September 30, 2006, an increase of $8.7 million. This increase was attributable to several factors: salaries, labor costs and related employee benefits increased $2.1 million due to increases in salaries and the size of the Company’s staff; stock based compensation increased $3.3 million due to awards made under the 2007 stock incentive plan; professional fees increased $1.7 million due to reporting and other obligations under the Securities Exchange Act of 1934, as well as compliance with the Sarbanes-Oxley Act.

Superior Offshore International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2007	By	/s/ Roger D. Burks

Roger D. Burks
Executive Vice President, Chief Financial and Administrative Officer

3

ANNEX A
SUPERIOR OFFSHORE INTERNATIONAL, INC.
Consolidated Balance Sheets
(In thousands, except per share data)

	September 30,	December 31,
	2007	2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,501	$2,556
Accounts receivable, net of allowance for doubtful accounts of $1,269 and $1,084, respectively	61,255	38,452
Unbilled receivables	7,988	17,258
Inventory	777	693
Prepaid Expenses	5,553	2,195
Deferred tax assets	4,807	487
Income taxes receivable	2,689	—
Other current assets	5,482	703

Total current assets	96,052	62,344

Property and equipment:	187,552	75,632
Less: accumulated depreciation	(9,638)	(6,279)

Net property and equipment	177,914	69,353

Other assets:
Restricted cash	16,199	4,814
Goodwill	4,031	2,950
Other assets, net	6,336	3,351

Total assets	$300,532	$142,812

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$36,635	$31,250
Accrued expenses	19,155	9,744
Line of credit	14,299	4,218
Notes payable, current portion	3,877	3,608
Income taxes payable	—	10,561
Other current liabilities	2,534	4,116

Total current liabilities	76,500	63,497
Notes payable, net of current portion	55,368	9,759
Deferred income taxes	9,271	5,008

Total liabilities	141,139	78,264

Commitments and contingencies
Stockholders’ equity:
Common Stock, par value $0.01 per share, 200,000 shares authorized, 25,966 and 14,837 shares issued and outstanding at September 30, 2007 and December 31, 2006, respectively	260	148
Preferred Stock, par value $0.01 per share, 50,000 shares authorized, no shares issued and outstanding	—	—
Additional paid in capital	123,404	—
Accumulated other comprehensive income	1,692	895
Retained earnings	34,037	63,505

Total stockholders’ equity	159,393	64,548

Total liabilities and stockholders’ equity	$300,532	$142,812

A-1

SUPERIOR OFFSHORE INTERNATIONAL, INC.
Consolidated Statements of Operations
(Unaudited)
(In thousands, except per share data)

	Three Months Ended
	September 30,
	2007	2006
Net revenues	$75,495	$64,418

Costs of revenues (excluding depreciation and amortization)	55,555	36,739
Selling, general and administrative	10,319	3,492
Depreciation and amortization	2,183	780
Loss (gain) on disposal of assets	64	(7)
Insurance	1,873	1,450
Bad debt expense	109	67

Income from operations	5,392	21,897
Interest expense (income), net	(151)	224

Income before income taxes	5,543	21,673
Provision for income taxes	1,979	8,007

Net income	$3,564	$13,666

Earnings per share:
Basic	$0.15	$0.92
Diluted	$0.14	$0.92

Weighted average shares outstanding:
Basic	23,503	14,837
Diluted	25,953	14,837

A-2